PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

April 5, 2017

VIA EDGAR TRANSMISSION

Ms. Megan Miller
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	PROFESSIONALLY MANAGED PORTFOLIOS (the “Trust”) Securities Act Registration No: 33-12213 Investment Company Act Registration No: 811-05037

Dear Ms. Miller:

This correspondence is being filed in response to the comments given to Elaine E. Richards, President of the Trust and Aaron Perkovich, Vice President and Treasurer of the Trust, on March 16, 2017, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review (“SOX Review”) of certain Trust filings.  Such filings include, but are not limited to, Forms 40-17G, N-CSR, and N-1A.  The SOX Review focused on the following series of the Trust (each a “Fund”):  Osterweis Fund, Osterweis Strategic Income Fund, Osterweis Strategic Investment Fund, Osterweis Institutional Equity Fund, Portfolio 21 Global Equity Fund and Trillium Small Mid Cap Fund.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

Osterweis Funds

1.	Staff Comment: With respect to the annual report, please consider adding a footnote to the Sector Allocation Chart that details whether the percentage is based on total assets or net assets.

Response:  The Trust confirms that it will add the requested footnote going forward.

2.
Staff Comment:  With respect to ASC-820-10-50-1b within the Level 3 reconciliation, please note that change in appreciation and depreciation for Level 3 securities held at the end of the period should be shown by class and not aggregated by Fund.  Please reflect as required in future filings.

Response:  The Trust confirms that it will depict changes in appreciation and depreciation by class and not aggregated by Fund going forward.

3.
Staff Comment:  With respect to the Osterweis Institutional Equity Fund, the Staff noted that the Fund has an expense limitation agreement in place.  Please confirm that any recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Response:  The Trust confirms that any recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.  The Trust will update the disclosure in future filings as appropriate to add that sentence.

4.
Staff Comment:  With respect to the Osterweis Strategic Investment Fund, please describe in correspondence how the 60% S&P 500 Index/40% Barclays US Aggregate Bond Index is an appropriate broad-based index.  Specifically, include a description of how the 60% S&P 500 Index/40% Barclays US Aggregate Bond Index is administered by an organization that is not an affiliated person of the Fund, its adviser or principal underwriter.

Response:  Going forward, the Trust has decided to reflect the S&P 500 Index and Barclays US Aggregate Bond Index as two separate “broad based” indices the Fund chooses to use as a comparison.  The Fund will then reflect a combination of the two indices in a “60/40” allocation to provide additional comparison as a secondary measure for the Fund as the Fund invests in both equity and fixed income securities.

Portfolio 21 Global Equity Fund/Trillium Small Mid Cap Fund

5.
Staff Comment:  With respect to the Portfolio 21 Global Equity Fund and Trillium Small Mid Cap Fund, the Staff noted that the Funds have expense limitation agreements in place.  Please confirm that any recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.

Response:  The Trust confirms that the any recapture provision is limited to the lesser of the expense cap in effect at the time of the waiver and the expense cap in effect at the time of recapture.  The Trust will update the disclosure in future filings as appropriate to add that sentence.

6.	Staff Comment: Please confirm that amounts due from the Adviser are settled on the same terms as amounts due to the Adviser (i.e., monthly).

Response:  The Trust has confirmed that amounts due from the Adviser are settled on the same terms as amounts due to the Adviser.  The Trust will add appropriate disclosure to the Notes to Financial Statements going forward.

7.
Staff Comment:  With respect to the Trillium Small Mid Cap Fund, it appears that the Fund had 8% in REITs.  Please add disclosure to the Notes to Financial Statements informing investors that a portion may be a combination of dividends, capital gains or return of capital.

Response:  The Trust will add the suggested disclosure to the Fund’s Notes to Financial Statements to indicate that distributions received from the Fund’s investments in REITs generally are comprised of ordinary income, capital gains and may have return of capital.

8.	Staff Comment: With respect to the expense ratios provided in the MDFP, please add a reference to investors that states that expense ratios are current as of the most recent prospectus.

Response:  The Trust will add a footnote as requested going forward.

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If you have any additional questions or require further information, please contact the undersigned at (626) 914-7363.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP Richard Wagner, Tait, Weller & Baker LLP